Universal Solar Technology, Inc.
No. 1 Pingbei Road 2
Nanping Science & Technology Industrial Park
Zhuhai City, Guangdong Province
People’s Republic of China 519060

December 30, 2010

Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Universal Solar Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 333-150768

Dear Mr. O’Brien:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Universal Solar Technology, Inc. (the “Company”) dated December 2, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the year ended December 31, 2009

Cover Page

Staff Comment 1.            We note that you indicate that your common stock is registered pursuant to Section 12(g) of the Exchange Act.  However, it does not appear that your common stock is registered under Section 12 of the Exchange Act, as your reporting obligation appears to arise under Section 15(d) of the Exchange Act.  In this regard, we note your registration statement on Form S-1 (File No. 333-150768), which was declared effective on June 30, 2008.  Please advise or revise the cover page of your Form 10-K.

Response:  We have revised the cover page of Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2009 (“Amended 10-K”) as requested.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

Overview of Our Business, page 1

Staff Comment 2.            We note your disclosure in the second paragraph.  Please expand your disclosure to provide brief background information about the International Engineering Consortium, and the significance that the receipt of the test certificate with regard to the two IEC standards represents for your products and business.  In addition please expand your disclosure in the second paragraph of “Our Proposed Products” disclosure on page 7 to provide the investors with an understanding of what VDE Testing and Certification Institute and TUV are, as well as describe what UL approvals are and the process of obtaining them

Response: “IEC” stands for the International Electrotechnical Commission and it was misstated in our Form 10-K for the year ended December 31, 2009 (“Original 10-K”) as the International Engineering Consortium. IEC is a leading global organization that prepares and publishes international standards for all electrical, electronic and related technologies and its standards are adopted as national standards by its member countries.  Having met the IEC standards removes technical barriers for our products and facilitates trade in the member countries without going through tests to meet additional standards required by specific local standards.

VDE Testing and Certification Institute or VDE is a neutral and independent body which ensures the safety of electrotechnical products, systems and installations.  The VDE certification are registered and protected in more than 30 countries.  Manufacturers in over 50 countries worldwide affix the VDE certification to their products. In many countries, the VDE certification is a standard requirement for imports.  In some cases, it is even in greater demand than locally approved certifications.

The Technical Inspection Organization or TUV is a longstanding German safety testing and certification organization.  Its certifications are widely recognized and respected in Europe and are growing in importance in the U.S. and other countries.  In Germany where the Company has participated in trade shows focused on solar energy industry, the TUV certification is required for products displayed at these trade shows.

The Underwriters Laboratories or UL is an independent product safety certification organization that has been testing products and writing standards for safety for more than a century in the U.S.

Certifications from VDE, TUV and UL remove technical trade barriers and gain us access to markets that recognize these certifications. Other than our photovoltaic modules GYSP-175, we currently do not have any products which is going through the testing the certification process.

We have expanded our disclosure on the above mentioned testing certifications and standards in our amended 10-K as requested.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

Raw Material, page 14

Staff Comment 3.            You state that the market for your raw materials “is not tight and will not be in the foreseeable future.”  Your disclosure here appears inconsistent with your risk factor disclosure on page 21 where you indicate that “[s]uppliers are currently experiencing an industry-wide shortage of silicon ingots.”  Please ensure that your disclosure is consistent throughout your Form 10-K.

Response: We have not experienced a shortage of raw materials and we do not expect any difficulties obtaining our required supply of raw materials.  Accordingly, we have removed the risk factor referenced in your comment in our Amended 10-K since it does not accurately describe the supply of our raw material.

Target Markets and Principal Customers, page 14

Staff Comment 4.            In Note 7 to your financial statements, page F-11, you disclose that for fiscal year 2009 one customer accounted for 92% of sales.  Please tell us whether or not you are substantially dependent on this customer.  See Item 101(h)(4)(vi) of Regulation S-K.  If so, please tell us what consideration you have given to filing any agreements with this customer as material exhibits under Item 601(b)(1)0) of Regulation S-K.

Response: This was a one-time customer.  Although this sales order accounted for 92% of our sales in 2009, we have not made further sales to this customer.  As such, we are not dependent on this customer for any future revenue. We have field the agreements as exhibits to the Amended 10-K.

Sales and Marketing, page 14
Direct Sales, page 14

Staff Comment 5.            Please tell us why you emphasize sales in countries such as Italy, Switzerland, Russia, India, Japan and Taiwan.  With respect to Germany, we note your disclosure in “The reduction or elimination of government subsidies” . . . risk factor on page 25 regarding the German government’s policy on renewable policy.

Response: The Company currently focuses its sales efforts in European Union countries since it is the most active market for our products. We have revised our disclosure to reflect our sales efforts more accurately.  With respect to Germany, although we have participated on one trade show in Germany to promote our brand and products, we have not made any sales in Germany.  Therefore, we do not expect to be affected by the German government’s elimination of subsidies.  We have revised the disclosure in the Amended 10-K accordingly.

Research and Development, page 16

Staff Comment 6.            To the extent material, please expand your disclosure to include an estimate of the amount spent during each of the last two fiscal years in research and development activities.  See Item 101(h)(4)(x) of Regulation S-K.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

Response: Although the Company intended to devote substantial efforts and resources to research and development, however, due to lack of funding, during the fiscal year ended 2009, the Company did not carry out any research and development activities.

To the extent our assets are located in China, any dividends or proceeds from liquidation is subject to the approval of the relevant Chinese government agencies, page 28

Staff Comment 7.            Please tell us how you considered Rule 5-04 of Regulation S-X and the need to provide parent-only financial statements in certain instances where cash dividends or other amounts may not be transferred to the parent company by subsidiaries without the consent of a third party (e.g. regulatory agency, foreign government, etc.).

Response:  The Company will revised the disclosure to include parent-only financial statements in Schedule I in the Amended 10-K.

If the China Securities Regulatory Commission, or CSRC, or Another PRC Regulatory Agency Determines that CSRC Approval is Required in Connection with this Offering . . ., page 31

Staff Comment 8.            It appears that this risk factor has been included in error since it relates to an offering of securities.  Please revise your filing accordingly.

Response: We have deleted the risk factor relating to an offering of securities in the Amended 10-K as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 37

Staff Comment 9.            State clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the annual report.  To the extent you do not have sufficient resources to fund planned operations for the twelve month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency.  Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies.  In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12 month period will vary from that amount, by how much and why.  Discuss the significant terms and maturities of your related party payables, the case requirements of the completion of construction and the acquisition of equipment for your manufacturing facilities, and other expected cash needs, demands or commitments.  The discussion of the construction of the plant area and acquisition of equipment should address the total estimated costs, costs incurred to date and during the reporting period, expected remaining costs in the next twelve months and beyond, and changes in these estimates from the prior reporting period.  Discuss the expected sources of the funds to cover these obligations and expected outlays and provide your assessment of the accessiblility of and risks to accessing needed capital.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

Response:

The following is the Company’s estimation of its needs of capital during 2010, which was made at the time of compiling the 2009 Annual Report on Form 10-K.

During fiscal 2010, the Company plans to complete some of its manufacturing facilities and dormitory building in its wholly owned subsidiary of Nanyang Universal Solar Technology Co., Ltd. (“NUST”).  As a result, the Company expects to have a great demand of capital resources than previous fiscal years.

The Company’s demands of capital resources can be divided into three categories.

(1)
Capital demand in daily operations.  This category of capital demand includes expenses/cash demands incurred from public company operations, for instance legal fees, audit/review fees and other consulting fees; and capital demands incurred from the Company’s operating entity of NUST, including management staff and production workers’ wages and other utility fees such as electricity and water, etc.  The Company expects to demand around $120,000 per month under this category.

(2)	Capital demand for building up manufacturing facilities in NUST. The Company plans to invest about $3,000,000 during fiscal 2010 in purchasing machineries and building up other long-term assets.
(3)
Capital demand for further expand NUST to produce new products.  If the Company’s cash flow status allows, it plans to invest $15,000,0000 in NUST to further expand the Company's current workshops in order to enable the Company to produce solar battery products.

As of December 31, 2009, the Company did not have sufficient capital to meet its objectives of development.  In the short-term, due to low profit margin the Company does not expect to achieve positive cash flow. In addition, given the Company’s short operating history, it is difficult to predict when the Company would begin to general sufficient cash to support its operations. Therefore, in the foreseeable future related-parities including the Company's CEO, Mr. Chen and companies that he controls intends to provide financial resources to meet the Company's daily cash needs, as referred to in categories (1) and (2) above.  The Company plans to raise funds from domestic and foreign banks and/or financial institutions to raise new capital in the future to meet capital demands described in category (3) above.

Staff Comment 10.          It appears that you have a significant amount of related-party debt.  Please tell us what consideration you have given to including appropriate disclosure related to the risks imposed on your business if you fail to meet your debt obligations.  In addition, if any of the debt instruments are represented by a written document, please tell us what consideration you have given to filing them as exhibits under Item 602 of Regulation S-K.

Response:  The loans from related parties are extended to the Company at very low interest with no maturity date by oral agreement.  The Company has the option to repay the loan only when Company’s cash flow circumstances permits.  As of today, all interests due on the related party debt have been imputed.  There were no written instruments representing the loans therefore we have not filed any as exhibits to the Original 10-K.  We have revised our disclosure in the Amended 10-K to provide more details regarding our related party debt.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

Item 9A(T).  Controls and Procedures, page 40.

Management’s Report on Internal Controls Over Financial Reporting, page 40

Staff Comment 11.          Please amend your filing to provide complete Item 308T of Regulation S-K disclosure.

Response: We have amended Item 9A(T) in our Amended 10-K to comply with the requirements of Item 308T of Regulation S-K disclosure as requested.

Staff Comment 12.          We note your disclosure in the second paragraph.  Please revise your Item 307 disclosure to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, remove the references to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure In Exchange Act Periodic Reports, SEC Release No. 33-8238.

Response: Upon further consideration and review, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are ineffective.  We have amended our disclosure in Item 9A(T) in the Amended 10-K accordingly.

Staff Comment 13.          We note you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: For fiscal year 2009, all financial information from our subsidiaries and the Company were submitted to MTSPC (as defined in response to Comment 13) for the preparation of the consolidated financial statements.  Once the consolidated financial statements were prepared, they were sent to our CFO for review.  Finally the consolidated financial statements were sent to our auditor for review and adjustments.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

Our management has conducted, with the participation of our CEO and CFO, an assessment, including testing of the effectiveness, of our internal control over financial reporting as of December 31, 2009. Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control over Financial Reporting - Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management identified deficiencies that were determined to be a material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of the material weakness described below, management concluded that our internal control over financial reporting was ineffective as of December 31, 2009.

The specific material weakness identified by the Company’s management as of December 31, 2009 is described as follows:

• The Company is lacking qualified resources to perform the internal audit functions properly. In addition, the scope and effectiveness of the Company’s internal audit function are yet to be developed.

• We currently do not have an audit committee.

We are committed to establishing the internal audit functions but due to limited qualified resources in the region, we were not able to hire sufficient internal audit resources before the end of 2009.  However, internally we established a central management center to recruit more senior qualified people in order to improve our internal control procedures.  Externally, we are looking forward to engage an accounting firm to assist the Company in improving the Company’s internal control system based on COSO Framework.   In the future, we also will increase our efforts to hire the qualified resources.

We intend to establish an audit committee of the board of directors as soon as practicable.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in according with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

Response:  The books and records are maintained in accordance with the Chinese GAAP and are converted into U.S. GAAP for our SEC reports.  The conversion of our books and records into U.S. GAAP is done primarily by our U.S. controller who is a Certified Public Accountant in China and a Chartered Financial Analyst in the U.S. He converts our financial reports to comply with the U.S. GAAP. The procedure is addressed below:

1.	Accounting records for each of our Chinese subsidiaries are submitted to our controller in Chinese GAAP.
2.	MTSPC reviews the financial records.
3.	MTSPC raise questions discuss adjustments and revisions of the accounting records with our accountants in China.
4.	MTSPC standardizes Chart of Accounts and financial statement worksheets.
5.	MTSPC converts our accounting records for each of our Chinese subsidiaries into financial statements for SEC reports in accordance with U.S. GAAP.
6.	MTSPC makes necessary adjustment for difference between Chinese &U.S. GAAP.
7.	Our accounting team prepares the financial statement and footnotes to the financial statements under the supervision of our CFO.
8.	Submit the draft financial statements and footnotes to our auditors for review.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:
•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting please tell us:
•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: For the annual report for the year ended December 31, 2009 and the quarterly report for the quarter ended March 31, 2010, we engaged the services of Michael T. Studer CPA P.C. (“MTSPC”), 18 East Sunrise Highway, Suite 311, Freeport, NY 11520, a firm registered with the PCAOB (with over 30 issuer clients) to prepare our consolidated financial statements (from component company trial balances reflected in their functional currencies).  Michael T. Studer, the owner of MTSPC, is a certified public accountant (since February 1975) and has worked on audits of public companies since June 1971 (when he started with Haskins & Sells, now Deloitte & Touche).  Oliver Wang, MTSPC staff senior on the Company’s engagements, obtained a MBA degree from Hofstra University in June 2008 (major in accounting) and has worked for MTSPC on numerous public company engagements since October 2008.  Total estimated hours spent by MTSPC personnel on the annual report for the year ended December 31, 2009 and the quarterly report for the quarter ended March 31, 2010 work was approximately 50 and 30 hours, respectively.  Total fees paid to MTSPC for the annual report for the year ended December 31, 2009 and the quarterly report for the quarter ended March 31, 2010 work were $5,000 and $3,000, respectively.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 42

Staff Comment 14.          Please tell us how you determined the beneficial ownership interests of Mr. Wensheng Chen, Ms. Ling Chen and Ms. Hui Chen.  Please note that a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children.  Refer to Securities Act Release No. 33-4819.

Response: Ms. Ling Chen and Ms. Hui Chen are adult children of Mr. Wensheng Chen who do not reside in the same household as Mr. Chen nor each other.  As such, the shares of Ms. Ling Chen, Ms. Hui Chen and Mr. Wensheng Chen were not included in each other’s personal beneficial ownership of securities.

Report of Independent Registered Public Accounting Firm, page F-1

Staff Comment 15.          You state on pages 1 and 35 you are a development stage company.  However, it does not appear that the accompanying financial statements have been presented in conformity with the accounting guidance governing such entities, nor does the audit report indicate that all required periods have been audited.  Please tell us your consideration of providing the financial statements required by ASC Topic 915-205-45-2 through 915-205-45-4.  As part of your response, please provide to us the additional information required by the above-referenced ASC Topic.

Response: As the Company began to make sales in 2008, it ceased to be a development stage company. The Company has revised the disclosure in the Amended 10-K to remove all references to the Company as a development stage company.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

Note 7 – Major Customer, page F-11

Staff Comment 16.          You are obligated to replace nonworking modules for a period of one year from the date of deliveries.  Tell us how you account for this obligation.  If you have made an accrual for the obligation pursuant to paragraph 5 of ASC 460-10-25, tell us how you developed your estimate of the amount of the warranty obligation.  Also, tell us how you account for warranties from solar products sold beginning in the third quarter of 2010.

Response: ASC 460-10-25 paragraph 5 states that, because of the uncertainty surrounding claims that may be made under warranties, warranty obligations fall within the definition of a contingency. Losses from warranty obligations shall be accrued when the conditions in paragraph 450-20-25-2 are met. In accordance with this section the conditions for recording a loss contingency regarding the obligation to replace nonworking modules are not met. Specifically the company has not historically had to replace any nonworking modules nor has been informed of any problems from its customer regarding the modules and therefore has no reasonable basis to estimate any potential liability and there has been no information available prior to the financial statements being issued that a liability had been incurred at the date of the financial statements. The company followed ASC 40-20-25 paragraph 2 by disclosing the potential obligation.

Form 10-Q for the Period Ended March 31, 2010
Form 10-Q for the Period Ended June 30, 2010

Disclaimer Regarding Forward-Looking Statements, page 8

Staff Comment 17.          Please remove the reference to the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available to penny stock issuers.

Response: We will remove the reference to the safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 in all future filings.

Item 4 Evaluation of Disclosure Controls and Procedures

Staff Comment 18.          We note that in both periodic reports the management concluded that your disclosure controls and procedures “were operating effectively.”  Please revise your future filings to simply state whether or not management concluded that disclosure controls and procedures were effective.  See Item 307 of Regulation S-K.

Response: Upon further review, management has determined that our disclosure controls and procedures were not effective.  We will revise our future filings as requested.

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
December 30, 2010

Form 10-Q for the period ended September 30, 2010

Management’s Discussion and Analysis, page 8

Staff Comment 19.          Please tell us and revise future filings as appropriate to discuss the nature of prepaid expenses and other current assets and inventories, and to disclose the reason(s) for the significant increases in these account balances since December 31, 2009.

Response:  We have recently completed the construction of our factory.  The reason for the significant increase in prepaid expenses and other current assets is due to the purchase of manufacturing equipment for the production of our solar products.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/Wensheng Chen
Wensheng Chen
Chief Executive Officer

Enclosures
CC:	Matthew Z. Chang The Crone Law Group